UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On February 25, 2013, Stratasys Ltd. (“we,” “us” or the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”).  At the Meeting, our shareholders voted on three proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.1 to a report on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on January 28, 2013. The results of the proposals presented at the Meeting, based on the presence in person or by proxy of holders of 28,731,153 (74.85%) of our outstanding ordinary shares, are described below.

The proposals voted upon at the Meeting and the final voting results for each proposal were as follows:

Proposal: 1:  Ratification of election of external directors and terms of their compensation.

For	Against	Abstain
28,382,903	321,476	26,774

Proposal 2: Authorization of the appointment of S. Scott Crump as Chief Innovation Officer.

For	Against	Abstain
28,605,604	34,357	91,192

Proposal 3: Increase in the number of ordinary shares authorized to be issued under our 2012 Omnibus Equity Incentive Plan

For	Against	Abstain
19,597,099	9,019,717	114,337

Based on the above results and the majority requirements (and, in the case of Proposals 1 and 2, the special majority requirements) under the Israeli Companies Law, 5759-1999 and the Company’s amended and restated articles of association, each of the above proposals was approved at the Meeting.

The contents of this report on Form 6-K are incorporated by reference into the Company’s registration statement on Form S-8, SEC file number 333-185240, filed by the Company with the SEC on December 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: February 28, 2013	By:	/s/ S. Scott Crump
	Name:	S. Scott Crump
	Title:	Chairman